UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No.  5 )*

                            CHYRON CORPORATION
                            ------------------
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  ---------------------------------------
                    (Title of Class of Securities)

                                 171605108
                                 ---------
                              (CUSIP Number)

               John C. Jost, Esq., Dow, Lohnes & Albertson PLLC
          1200 New Hampshire Avenue, N.W., Washington, D.C.  20036
                              (202) 776-2680
          -------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             November  13, 1996
                             ------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        There are no attached Exhibits

                               SCHEDULE 13D


CUSIP No. 171605108
          ---------


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Sepa Technologies Ltd., Co.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)       (b)
       ------    ------

    Not Applicable


3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    OO


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) or 2(E)

    Not Applicable


6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  SOLE VOTING POWER
    -0-


8.  SHARED VOTING POWER
    4,700,000 (See Item 5(b))


9.  SOLE DISPOSITIVE POWER
    -0-


10.  SHARED DISPOSITIVE POWER
     4,700,000 (See Item 5(b))


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,700,000


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES* [_]

    Not Applicable


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 4.84%


14.  TYPE OF REPORTING PERSON*

     HC


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

See statement on Schedule 13D, as amended by Amendments 1- 4 thereto, previously filed.

This Amendment 5 to the statement on Schedule 13D dated June 24, 1994 and filed July 5, 1994, as amended by Amendment 1 thereto dated August 2, 1994 and filed August 5, 1994, as amended by Amendment 2 thereto dated May 11, 1995 and filed May 15, 1995, as amended by Amendment 3 thereto dated May 26, 1995 and filed June 1, 1995 and as amended by Amendment 4 thereto dated July 25, 1995 and filed July 28, 1995, is being filed by SEPA Technologies Ltd., Co. (hereinafter "SEPA"), a Georgia limited liability company, with regard to the common stock, par value $0.01 per share, of Chyron Corporation (hereinafter "COMMON STOCK"). The principal executive offices of Chyron Corporation (hereinafter "COMPANY") are located at 5 Hub Drive, Melville, N.Y. 11747.

The purpose of this Amendment 5 is to report (a) the sale of 300,000 of the 9,000,000 shares of COMMON STOCK owned by SEPA to Alfred O.P. Leubert Ltd. on July 25, 1995, and (b) the transfer in trust of 4,000,000 of the remaining 8,700,000 shares of COMMON STOCK on November 13, 1996.

ITEM 2.  IDENTITY AND BACKGROUND.

See statement on Schedule 13D, as amended by Amendments 1-4 thereto, previously filed.

As reported in the statement on Schedule 13D, SEPA is a Georgia limited liability company, with its principal address at c/o Dow, Lohnes & Albertson, One Ravinia Drive, Suite 1600, Atlanta, Georgia 30346-2108. As a limited liability company, SEPA does not have shareholders per se; instead, it has "Members" (as that term is used in the Georgia Limited Liability Company Act). John A. Servizio is the controlling equity owner of SEPA.

As reported in the statement on Schedule 13D, the Members of SEPA vested management authority over the COMPANY and its assets in SEPA's "Manager" (as that term is used in the Georgia Limited Liability Act). The authority of SEPA's Manager includes the ultimate "voting power" and "investment power" (as those terms are defined in Rule 13d-3(a) promulgated pursuant to the Securities Exchange Act of 1934, as amended) with respect to the COMMON STOCK held by SEPA, subject to the restrictions described in Item 5(b) below. The Manager may be removed without liability to SEPA and with or without cause by the written consent of those Members holding seventy-five percent (75%) or more of the issued and outstanding COMPANY Units of SEPA. Any vacancy in the position of the Manager may be filled by the written consent of those Members holding seventy-five percent (75%) or more of the issued and outstanding COMPANY
Units of SEPA. The Manager is authorized to appoint company officers to assist him.

As reported in the statement on Schedule 13D, the Members of SEPA appointed John A. Servizio as Manager, with the title of Chairman and Chief Executive Officer. Mr. Servizio is a citizen of the United States and a resident of

Spain. His principal business address is Calle Profesor Waksman, 3 - Piso 3A, 28036 Madrid, Spain. To SEPA's knowledge, during the last five years Mr. Servizio (i) has not been convicted in a criminal proceeding, and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding said person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

No material change - see statement on Schedule 13D, as amended by Amendments 1-4 thereto, previously filed.

ITEM 4.  PURPOSE OF TRANSACTION.

    (a) See statement on Schedule 13D, as amended by Amendments 1-4 thereto, previously filed.

         On July 25, 1995, SEPA sold to Alfred O.P. Leubert Ltd. 300,000 shares of COMMON STOCK.

         On November 13, 1996, SEPA distributed to Mr. Servizio 4,000,000 shares of COMMON STOCK, which Mr. Servizio immediately thereafter transferred into trust with its own independent trustee.

         SEPA intends to continuously review the COMPANY's business affairs and general industry and economic conditions, alternative investment opportunities and SEPA's own cash flow needs. Based on such review, SEPA will, on an ongoing basis, evaluate alternative courses of action with respect to the remaining shares of COMMON STOCK owned by it.
         SEPA may, from time to time, determine to increase its ownership of COMMON STOCK or to sell all or any portion of its shares of COMMON STOCK in the open market (including sales pursuant to the requirements of Rule 144 promulgated pursuant to the Securities Act of 1933, as amended, as may be necessary) or in privately negotiated transactions, all subject to the transfer restrictions described in
         Item 5(b) below.

    (b)-(j) No material change - see statement on Schedule 13D, as amended by Amendments 1-4 thereto, previously filed.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) See statement on Schedule 13D, as amended by Amendments 1-4 thereto, previously filed.

         Immediately following the transfer in trust described in Item 4 hereof, SEPA in the aggregate beneficially owned 4,700,000 shares of COMMON STOCK, all of which were owned directly by SEPA. To SEPA's knowledge, Mr. Servizio, the COMPANY's Manager, is not the beneficial owner of any shares of COMMON STOCK, other than those whose ownership by SEPA might be attributed to him. SEPA and Mr. Servizio disclaim any and all "beneficial ownership" of said shares transferred in trust, as that term is defined in Rule 13d-3 promulgated pursuant to the Securities Exchange Act of 1934, as amended.

         The COMPANY has reported in its Form 10-Q for the quarter ended September 30, 1996, that as of November 8, 1996 there were 97,094,302 shares of COMMON STOCK issued and outstanding. Consequently, SEPA beneficially owned approximately 4.84% of the issued and outstanding shares of COMMON STOCK immediately following the transfer in trust described above.

    (b) See statement on Schedule 13D, as amended by Amendments 1-4 thereto, previously filed.

         As reported in Amendment 4 to the statement on Schedule 13D, pursuant to the Stock Purchase Agreement by and among CC Acquisition Company A, L.L.C., SEPA and John A. Servizio, dated May 26, 1995 and closed July 25, 1995 (hereinafter "CCACA Stock Purchase Agreement"), SEPA and its successors and assigns agreed to vote forty-percent (40%) of its shares of COMMON STOCK in accordance with the directions of CC Acquisition Company A, L.L.C. (hereinafter "CCACA") and sixty percent (60%) of its shares of COMMON STOCK in accordance with the directions of WPG Corporate Development Associates IV, L.P. (hereinafter "WPG"), which represents certain assignees of CCACA. In furtherance thereof, SEPA delivered Separately to the representatives of CCACA and WPG -- Michael Wellesley-Wesley and Wesley Lang Jr., respectively -- irrevocable proxies (with right of substitution) relating to such voting rights, respectively. A copy of the CCACA Stock Purchase Agreement is attached as Exhibit 2 to Amendment 3 to the statement on Schedule 13D of SEPA dated May 26, 1995 and filed June
         1, 1995, and is incorporated herein by reference.

         Furthermore, as reported in Amendment 4 to the statement on Schedule 13D, pursuant to the CCACA Stock Purchase Agreement, SEPA and its successors and assigns agreed not to sell or otherwise dispose of its shares of COMMON STOCK except (i) to an "Affiliate" of SEPA (as that term is defined in the CCACA Stock Purchase Agreement), (ii) subject to the "right of first refusal" of CCACA and its assignees, or (iii) pursuant to certain permitted sales under Rule 144 promulgated under the Securities Act of 1933, as amended; provided, however, that SEPA may not make any such Rule 144 sales during the two-year period immediately following the July 25, 1995 closing date and further provided that the annual aggregate number of shares sold by SEPA pursuant to Rule 144 may not exceed 500,000 shares. As of December 15, 1995, CCACA and its assignees agreed to waive the 500,000 share annual limitation.

         To SEPA's knowledge, CCACA is a Delaware limited liability company whose principal business address is c/o Camhy Karlinsky & Stein LLP, 1740 Broadway, New York, N.Y. 10019. To SEPA's knowledge, WPG is a Delaware limited partnership whose principal business address is c/o Weiss, Peck & Greer Private Equity Group, One New York Plaza,
         New York, N.Y. 10004-1950. Neither CCACA, WPG nor their assignees are "affiliates" of SEPA, as that term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. To SEPA's knowledge, CCACA, WPG and their assignees have separately filed with the Securities and Exchange Commission their own statement on Schedule 13D relating to the above-described matters.

    (c)-(d) No material change - see statement on Schedule 13D, as amended by Amendments 1-4 thereto, previously filed.

    (e) As of November 13, 1996, SEPA and/or Mr. Servizio ceased to be the "beneficial owner" of more than five percent (5%) of the COMMON STOCK, as that term is defined in Rule 13d-3 promulgated pursuant to the Securities Exchange Act of 1934, as amended.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See statement on Schedule 13D, as amended by Amendments 1-4 thereto, previously filed.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

     [The Remainder of This Page is Intentionally Left Blank]

                            SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                  SEPA TECHNOLOGIES LTD., CO.



Date:  November 20, 1996                    By:   /s/ John  A. Servizio
      ------------------------                    ----------------------
                                                  John A. Servizio
                                                  Chairman & Chief Executive
                                                    Officer